Exhibit 2
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                                 Third Point LLC
                         360 Madison Avenue, 24th Floor
                            New York, New York 10017
                     Tel (212) 224 7400  Fax (212) 224 7401


VIA FACSIMILE & U.S. MAIL

April 25, 2004

Mr. Peter A. Dea
Chief Executive Officer, President
Western Gas Resources, Inc.
1099 18th Street, Suite 1200
Denver, CO 80202

Dear Mr. Dea:

We are writing to inform you that certain entities managed by Third Point LLC ("Third Point") have acquired a 5.9% interest in Western Gas Resources, Inc. (the "Company" or "Western"), bringing our holdings to 4,400,000 of the outstanding shares. In addition, we have received early termination of the Hart-Scott-Rodino waiting period based on our filing made on March 22, 2005.

In our view, the Company shares, currently at $34.55, trade at a significant discount to the $48+ value estimated by several "street" analysts as well as our own evaluation. We believe this discrepancy exists due to 1) complexity of the Company's integrated asset base and 2) the perception that some exploration projects are value destroying.

In light of the value gap that exists between the Company's market value and the intrinsic value of its assets, the most obvious method to maximize shareholder value is some sort of a monetization such as a spin-out or outright sale of the Company's midstream assets, depending on which transaction would generate the higher after-tax return to shareholders.

We understand the argument that the midstream assets are of competitive and strategic value to the Company. Thus, we recommend that Western first explore a structure whereby it retains operating control over these assets. For example, several Master Limited Partnerships ("MLP"s) have been created whereby a General Partner ("GP") interest and voting control was retained by the parent, and a limited partner interest ("LP") was sold into the yield-hungry retail capital markets where proceeds were used to either de-lever the parent's balance sheet or repurchase the parent's shares. Our valuation work puts the value of the midstream assets at somewhere between $1.6 and $2.2 billion depending on the transaction considered. Your midstream assets are especially valuable given the basins in which they operate and their growth prospects, indicated by the fact that volumes gathered have increased from 1.2 to 1.4 Tcfe over the last two years.

In our meeting April 19th, you mentioned that the Company has been studying and discussing the concept of a spinoff of the midstream assets for "some time." We

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believe that the time for talk has passed. We must insist that the Company retain a reputable investment banking firm and promptly set forth a plan to monetize the Company's midstream assets.

In the near term, we urge the Company to reconsider its capital spending plans, limit the amount of capital spent on exploration and use any excess cash flow generated from the midstream assets to repurchase shares. Assuming the Company can obtain the appropriate "dewaterization" and drilling permits in the Powder River Basin - the Company will have sufficient development projects in this region to ensure growth in reserves.

We have not been encouraged by the recent run-up in finding & development costs. According to a press release dated February 17, 2005, $91 million was spent on exploration efforts that yielded 26 Bcfe of proved reserves resulting in a cost of $3.46 per Mcfe. On the other hand, development and completion expenses, which we support in full, yielded 165 Bcfe of proved reserves at a cost of $111 million, or $.67 per Mcfe. Thus the blended F&D cost metric of $1.05 is misleading as it masks expensive and possibly uneconomic exploration activities.

According to 2005 Company guidance, the midstream assets should generate approximately $100 million in cash flow after capital expenditures. This excess cash flow should not be used to fund expensive exploration efforts but is better spent on repurchasing stock or aggressively developing the Powder River Basin as permits become available. We have no doubt that production from the Big George will replace declines in the Wyodack once permits are issued and wells have time to dewater - but this requires aggressive capital spending. $5 million wells in the Pinedale Anticline that yield 7-10 Bcfe per well and $300,000 - $500,000 wells in the Big George that yield .5 Bcfe per well are sensible expenditures. Exploration plays that cost $3.46 per Mcfe are not.

We are also mystified by the Company's recent entree into fiercely competitive regions in Canada and the opening of a Calgary office. Our own study indicates that most Canadian drilling inventory acreage is tied up. New entrants to the region like Western will be hard pressed to compete with the low cost of capital of income trusts and incumbent exploration companies that are valued as if they will convert their corporate structures into income trusts. Furthermore, two better capitalized US companies, Burlington Resources and Apache, already operate in Canada. Were we in your shoes, we would only consider entering into coal bed methane technology sharing agreements where a limited amount of capital is put up by the Company.

Accordingly, we urge the Company to significantly curtail spending on exploration and expansion into Canada and to use cash flow on lower cost, lower risk development of existing inventory and the repurchase of shares.

In conclusion, we request that the Board of Directors formulate a plan to address both of these strategic initiatives and report back to the shareholders. We are hopeful that with

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the Board's collective ownership of over 22% of the Company's shares it will act in the best interest of the shareholders and will promptly initiate the strategic measures we have recommended. Should the Board fail to take concrete steps to close the value gap and maximize shareholder value, we may explore other external alternatives through either a proxy solicitation process or by soliciting bidders for the entire company.

Please do not misconstrue our recommendations as a condemnation of management or the Company's Board of Directors. We have high regard for the Company's CEO and respect for the members of the Board and their prior accomplishments in their long and illustrious careers.

We are confident that your operating expertise combined with our understanding of equity markets can create significant incremental value for all shareholders in the near and long term. We look forward to hearing what specific steps the Company will take in response to this letter.



Very truly yours,



Daniel S. Loeb
Chief Executive Officer